Exhibit 21.1

List of Subsidiaries, Variable Interest Entities and Subsidiaries of Variable Interest Entities

Name of the Entity	Percentage Held or Controlled by the Company
Subsidiary
Shineco Life Science Group Co., Ltd. Hong Kong	100.00%
Shineco Life Science Research Co., Ltd.	100.00%
Fuzhou Meida Health Management Co., Ltd	51.00%
Shinkang Technology (Jiangsu) Co., Ltd.	51.00%
Changzhou Biowin Pharmaceutical Co., Ltd	51.00%
Dream Partner Limited	71.50%